SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                         Date of Report: April 20, 2005

                           NOVA Chemicals Corporation
          1000, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
          ------------------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F                                         Form 40-F  X
                 -----                                              ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                                               No  X
           -----                                             ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .
                                                  ----

A copy of the Registrant's:

(a) interim financial statements for the first quarter, three months ended March 31, 2005;


are furnished herewith and are incorporated by reference into the following Registration Statements:

               Registration Statement on Form S-8 #33-47673 Registration Statement on Form S-8 #333-520 Registration Statement on Form S-8 #333-9076 Registration Statement on Form S-8 #333-9078 Registration Statement on Form S-8 #33-86218 Registration Statement on Form S-8 #33-77308 Registration Statement on Form S-8 #333-11280 Registration Statement on Form S-8 #333-12910 Registration Statement on Form S-8 #333-101793 Registration Statement on Form S-8 #333-109424 Registration Statement on Form F-9 #333-13824
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A copy of the Registrant's:

(b)      section 302 certification of principal executive officer;
(c)      section 302 certification of principal financial officer;
(d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and
(e)      certification of principal financial officer pursuant to 18 U.S.C. ss.
         1350

are furnished herewith.

Controls and Procedures

     (a) Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

     (b) Changes in internal controls. There were no significant changes in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                NOVA Chemicals Corporation



                                /s/ Jack S. Mustoe
                                --------------------------------------
                                Jack S. Mustoe
April 20, 2005                  Senior Vice-President Legal, General Counsel and
                                Corporate Secretary

                                    EXHIBITS
                                    --------

Attached hereto are:

(a) the interim financial statements of NOVA Chemicals Corporation for the first quarter, three months ended March 31, 2005;

(b)      section 302 certification of principal executive officer;

(c)      section 302 certification of principal financial officer;

(d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

(e)      certification of principal financial officer pursuant to 18 U.S.C. ss.
         1350.